Eshallgo Inc

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

March 12, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Scott Anderegg

Re:	Eshallgo Inc Amendment No. 7 to Registration Statement on Form F-1 Filed February 9, 2024 File No. 333-271478

Dear Mr. Anderegg:

This letter is in response to your letter on February 20, 2024 in which you provided comments to the Registration Statement on Form F-1 (the “Registration Statement”) of Eshallgo Inc (the “Company”) filed with the U.S. Securities and Exchange Commission on Feburary 9, 2024. On the date hereof, the Company has submitted Amendment No. 8 to Registration Statement on Form F-1 (“Amendment No. 8”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Amendment No. 7 to Registration Statement on Form F-1 filed February 9, 2024

PRC laws and regulations governing our current business operations are sometimes vague and uncertain, page 49

1.	We note your revisions in response to prior comment 1. We are unable to locate revisions to the risk factor on this page. Please revise.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the referenced risk factor on page 49 to state that “[t]he laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty.

Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 17 - Subsequent Events, page F-33

2.	Please disclose the date through which you evaluated subsequent events and whether such date is when the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have added the disclosure the date through which we evaluated subsequent events and such date is when the financial statements were issued on F-33 of Amendment No. 8.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Grace Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer